Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Our ratio of earnings to fixed charges for the nine months ended February 28, 2013 and the years ended May 31, 2012, 2011, 2010, 2009, the periods from July 12, 2007 to May 31, 2008 and June1, 2007 to July 11, 2007 is set forth below.

	Successor						Predecessor
(in millions)	Nine Months Ended February 28, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011	Year Ended May 31, 2010	Year Ended May 31, 2009	Period from July 12, 2007 – May 31, 2008	Period from June 1, 2007 – July 11, 2007
Earnings:
Earnings (loss) before income taxes ……..	$(508.4)	$(590.8)	$(1,064.6)	$(141.7)	$(920.4)	$(1,194.3)	$(81.9)
Add: Fixed charges (per below) ……	$310.8	$479.8	$498.9	$516.4	$618.9	$603.1	$0.3
Total earnings (loss) …….	$(197.6)	$(111.0)	$(565.7)	$374.7	$(301.5)	$(591.2)	$(81.6)
Fixed charges:
Interest expense(2)…	$310.8	$479.8	$498.9	$516.4	$618.9	$603.1	$0.3
Total fixed charges …..	$310.8	$479.8	$498.9	$516.4	$618.9	$603.1	$0.3
Ratio of earnings to fixed charges	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)

(1)
Earnings were inadequate to cover fixed charges for the nine months ended February 28, 2013 and years ended May 31, 2012, 2011, 2010, 2009, for the period from July 12, 2007 through May 31, 2008 and for the period from June 1, 2007 through July 11, 2007 by $508.4 million, $590.8 million, $1,064.6 million, $141.7 million, $920.4 million, $1,194.3 million and $81.9 million, respectively.

(2)	Interest expense includes the amortization of deferred financing costs and bond premium.